Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q1 2014 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures			excluding Diagnostics1			Reported
	Q1 2014		Q1 2013	% change		Q1 2013
	USD m		USD m	USD	cc3	USD m
Net sales	14 022		13 879	1	3	14 016
Divisional operating income	3 604	2	3 009	20	28	3 056
Corporate income & expense, net	-115		-160	28	30	-160
Group operating income	3 489	2	2 849	22	31	2 896
As % of net sales	24.9	2	20.5			20.7
Income from associated companies	216		111	95	95	111
Interest expense	-168		-175	4	2	-175
Other financial income and expense	-25		7	nm	nm	7
Taxes	-544		-399	-36	-44	-417
Net income	2 968	2	2 393	24	30	2 422
EPS (USD)	1.21	2	0.97	25	30	0.98
Free cash flow3	765		1 240	-38		1 298
Core3
Operating income	3 657		3 651	0	6	3 714
As % of net sales	26.1		26.3			26.5
Net income	3 212		3 209	0	6	3 248
EPS (USD)	1.31		1.30	1	6	1.32

First quarter

Group net sales
Novartis completed the divestment of the blood transfusion diagnostics unit contained within its Vaccines and Diagnostics Division on January 9, 2014. The former Vaccines and Diagnostics unit is now called the Vaccines Division, effective from January 1, 2014. The pro forma data contained within this release excludes, from January 1, 2013, the results of the blood transfusion diagnostics unit from the 2013 Novartis Group and Vaccines and Diagnostics divisional data. All comparisons to prior year for Group and Vaccines are pro forma.

Group net sales increased 1% (+3% cc) to USD 14.0 billion in the first quarter. Currency had a negative impact of 2 percentage points, mainly due to the weakened yen and weakening emerging market currencies against the US dollar, partly offset by a stronger euro. Growth products4 contributed USD 4.3 billion or 31% of Group net sales, up 17% (USD) over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 115 million in the first quarter compared to USD 160 million in the prior-year period, mainly due to a gain from a Venture Fund investment. Adjustments to arrive at core Corporate income and expense amounted to USD 17 million, principally related to exceptional finance and IT process transformation costs.

1 Changes from prior year based on pro forma 2013 data, excluding the blood transfusion diagnostics unit. See page 52.
2 Includes the USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit.
3 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 36.
4 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months). Previously, we had defined "growth products" as products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets. The new definition is used in all comparisons to prior year.

Group operating income
Group operating income increased 22% (+31% cc) to USD 3.5 billion, mainly due to a USD 0.9 billion exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols S.A. The negative currency impact of 9 percentage points was mainly due to the further strengthening of the Swiss franc and weakening of the yen and emerging market currencies in the first quarter.

The adjustments made to Group operating income to arrive at core operating income amount to USD 0.2 billion (2013: USD 0.8 billion). These adjustments include USD 0.7 billion for the amortization of intangible assets and USD 0.3 billion of other exceptional items, mainly restructuring charges, offset by the USD 0.9 billion gain from the divestment of the blood transfusion diagnostics unit.

Excluding these items, Group core operating income was USD 3.7 billion (0%, +6% cc). Core operating income margin in constant currencies increased 0.9 percentage points due to improved core margins in Pharmaceuticals and lower corporate costs; currency had a negative impact of 1.1 percentage points, resulting in a net decline of 0.2 percentage points to 26.1% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net income of Roche AG, amounted to USD 216 million compared to USD 111 million in the first quarter of 2013. The contribution from the investment in Roche increased to USD 145 million from USD 113 million in 2013 due to a higher estimated contribution of Roche for 2014. An additional USD 64 million was recorded on investments in associated companies held by the Novartis Venture Funds, which are now accounted at fair value from January 1, 2014 onwards, consistent with other investments held by these Funds, instead of using the equity method of accounting.

Core income from associated companies increased to USD 293 million from USD 231 million in the prior-year period.

Interest expense and other financial income/expense
Interest expense decreased to USD 168 million from USD 175 million in the prior-year period. Other financial income and expense amounted to a net expense of USD 25 million compared to a net income of USD 7 million in 2013, mainly as a result of higher currency losses.

Taxes
The tax rate (taxes as percentage of pre-tax income) in the first quarter increased to 15.5% from 14.3% in the same period last year principally due to the additional tax on the blood transfusion diagnostics unit divestment.

The core tax rate (taxes as percentage of pre-tax income) decreased to 14.5% from 14.6% in the first quarter 2013.

Net income and EPS
Group net income of USD 3.0 billion was up 24% in reported terms, and up 30% in constant currencies, largely due to higher operating income driven by the exceptional divestment gain and higher income from associated companies, offset by higher net financial expenses and higher income tax due to the exceptional divestment gain.

EPS was up 25% (+30% cc) to USD 1.21 in line with net income.

Group core net income of USD 3.2 billion was stable in reported terms, but up 6% in constant currencies, from core operating income performance and higher income from associated companies, offset by higher net financial expenses. Core EPS increased 1% (+6% cc) to USD 1.31, in line with core net income.

Pharmaceuticals
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	7 807	7 877	-1	1
Operating income	2 221	2 539	-13	-7
As % of net sales	28.4	32.2
Core operating income	2 539	2 573	-1	4
As % of net sales	32.5	32.7

First quarter

Net sales
Pharmaceuticals net sales reached USD 7.8 billion (-1%, +1% cc) in the first quarter, with volume growth of 6 percentage points and a positive price impact of 1 percentage point mostly offset by generic competition (-6 percentage points, mainly for Zometa/Aclasta, which completed a full year of generic impact in the US). Quarterly volume growth was impacted by a slowdown of Gleevec/Glivec sales in the US. Growth products1 generated USD 3.2 billion of division net sales, growing 17% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the Q Family2 and Jakavi – contributed 41% of division net sales, compared to 35% in the same period last year.

Regionally, Europe (USD 2.8 billion, +1% cc) saw a strong performance from growth products largely offset by generic competition (mainly for Zometa) and negative price effects (-1 percentage point). US sales (USD 2.4 billion, -4% cc) declined due to generic competition for Zometa/Aclasta, TOBI nebulizer solution and Focalin, partially offset by growth of Tasigna, Afinitor and Gilenya. Japan saw sales growth (USD 0.7 billion, +2% cc) despite a decline in Diovan sales. Sales increased in Emerging Growth Markets (USD 1.9 billion, +7% cc) despite the negative impacts of current import limitations in Venezuela and of a tender for Gleevec/Glivec in Russia in the prior-year period.

Oncology sales of USD 2.7 billion (-2% cc) were negatively impacted by Zometa generic erosion (excluding Zometa, Oncology sales were up 5% cc), reduced inventory levels for Gleevec/Glivec in the US compared to the prior-year period as a result of the timing of price changes, and a slowdown of Afinitor in the US. By brand, performance was mainly driven by Tasigna (USD 337 million, +21% cc), Afinitor (USD 357 million, +19% cc), Sandostatin (USD 384 million, +6% cc) and Exjade (USD 208 million, +5% cc), fully offset by the loss of exclusivity of Zometa (USD 74 million, -68% cc) and Gleevec/Glivec (USD 1.1 billion, -4% cc). Primary Care franchise growth (USD 1.8 billion, +3% cc) was underpinned by the continued strong uptake of Xolair (USD 173 million, +24% cc) and Galvus (USD 308 million, +20% cc). In Specialty Care, the Neuroscience franchise (USD 1.0 billion, +16% cc) saw strong growth from Gilenya (USD 552 million, +31% cc), driven by ex-US markets. Lucentis sales (USD 620 million, +6% cc) increased behind double-digit volume growth, driven by recent launches in new indications in several markets.

Operating income
Operating income declined 13% (-7% cc) to USD 2.2 billion, mainly due to restructuring costs related to the US field force, the Suffern plant closure in the US and the redeployment initiatives announced in the first quarter, and additional restructuring initiatives outside of the US and Switzerland. Adjustments to arrive at core operating income for the quarter amounted to USD 318 million, principally due to net restructuring charges of USD 252 million and the amortization of intangible assets of USD 69 million. Prior-year adjustments of USD 34 million consisted of USD 69 million for the amortization of intangible assets, partly offset by USD 41 million of exceptional divestment gains and USD 6 million of other exceptional expenses.

Core operating income declined 1% (+4% cc) to USD 2.5 billion. Core operating income margin in constant currencies increased 1.0 percentage points; currency had a negative impact of 1.2 percentage points, resulting in a net decrease of 0.2 percentage points to 32.5% of net sales.

1 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan). Previously, we had defined "growth products" as products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets. The new definition is used in all comparisons to prior year.
2 The Q Family includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Core gross margin improved by 1.1 percentage points (cc), mainly due to lower production costs offsetting the impact of increased royalties, primarily for Gilenya, and generic erosion. Core R&D expenses as a percentage of net sales increased by 0.1 percentage points (cc), reflecting increased investment in key Oncology pipeline assets. Core Marketing & Sales and core General & Administration expenses improved by 0.4 percentage points (cc), reflecting ongoing productivity efforts that offset additional investments in new product launches. Core Other Income and Expense, net decreased the margin by 0.4 percentage points (cc), mainly due to greater other income in the prior-year period.

Pharmaceuticals product review

All comments below focus on first quarter movements.

PRIMARY CARE
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Diovan	803	918	-13	-10
Exforge	363	348	4	6
Subtotal Valsartan Group	1 166	1 266	-8	-6
Tekturna/ Rasilez	54	68	-21	-19
Subtotal Hypertension	1 220	1 334	-9	-6
Onbrez Breezhaler/Arcapta Neohaler	53	43	23	25
Seebri Breezhaler	30	6	nm	nm
Ultibro Breezhaler	14	0	nm	nm
Subtotal Q Family	97	49	98	99
Galvus	308	267	15	20
Xolair1	173	141	23	24
Total strategic franchise products	1 798	1 791	0	3
Established medicines	310	342	-9	-7
Total Primary Care products	2 108	2 133	-1	1
nm = not meaningful

Diovan Group (USD 803 million, -10% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw continued sales decline worldwide due to the loss of exclusivity in the EU, US, Canada and other markets, as well as the impact of the conflict of interest issue regarding valsartan IITs in Japan. Sales continued to grow in emerging markets including China and select countries in Latin America, Asia Pacific, the Middle East and Africa. With respect to Diovan monotherapy in the US (90% of Diovan Group sales in the US in 2013), no generic competitor has yet been approved by the FDA. Diovan HCT, however, continues to face competition from multiple generic competitors in the US.

Exforge Group (USD 363 million, +6% cc), which includes Exforge and Exforge HCT, continued to grow, fueled by recent launches in Asia and Latin America and continued growth in already-launched markets in Europe, Latin America, Asia Pacific and the Middle East. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

Galvus Group (USD 308 million, +20% cc), which includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin, continued to deliver strong growth across Europe, Japan, Latin America and Asia Pacific. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus Group is currently approved in more than 120 countries.

1 Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Xolair (USD 173 million, +24% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly in Japan, Canada, Europe and Latin America. Xolair is also approved as an add-on therapy for the treatment of refractory chronic spontaneous urticaria (CSU) in the EU and in eight other countries, and in the US for refractory chronic idiopathic urticaria (CIU), as the condition is known there. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

Onbrez Breezhaler/Arcapta Neohaler (USD 53 million, +25% cc) continued to grow strongly worldwide as a once-daily maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler/Arcapta Neohaler, a long-acting beta-2 agonist (LABA) now approved in over 100 countries, is delivered via the low-resistance Breezhaler inhalation device.

Seebri Breezhaler (USD 30 million) saw strong growth and is approved in over 60 countries across Europe, Japan, Canada, Latin America, Asia, Australia and the Middle East. Seebri Breezhaler (glycopyrronium bromide) is a novel, once-daily inhaled long-acting muscarinic antagonist (LAMA) indicated as a maintenance bronchodilator treatment to relieve symptoms in patients with COPD. Seebri Breezhaler is also delivered via the Breezhaler inhalation device. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei.

Ultibro Breezhaler (USD 14 million) is a novel once-daily LABA/LAMA approved as first-in-class in over 30 countries outside the US and launched in seven countries (including Germany, Japan and Canada). Ultibro Breezhaler is a once-daily fixed-dose combination of indacaterol (the active ingredient in Onbrez Breezhaler/Arcapta Neohaler) with glycopyrronium bromide (the active ingredient in Seebri Breezhaler) and is indicated as a maintenance bronchodilator treatment to relieve symptoms in patients with COPD.

The Q Family, which includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler grew 99% (cc) in the first quarter.

ONCOLOGY
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Gleevec/Glivec	1 097	1 143	-4	-4
Tasigna	337	284	19	21
Subtotal Bcr-Abl franchise	1 434	1 427	0	1
Sandostatin	384	368	4	6
Afinitor/Votubia	357	303	18	19
Exjade	208	203	2	5
Femara	94	97	-3	0
Zometa	74	242	-69	-68
Jakavi	57	35	63	60
Proleukin	13	22	-41	-42
Other	56	56	0	0
Total Oncology products	2 677	2 753	-3	-2
nm = not meaningful

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, reached USD 1.4 billion in sales (+1% cc) in the first quarter, driven by the growth of Tasigna.

Gleevec/Glivec (USD 1.1 billion, -4% cc) sales were down in the first quarter, due in part to inventory fluctuations in the US resulting from the timing of price changes, as well as to the loss of patent exclusivity in Russia, Canada, Turkey and Mexico.

Tasigna (USD 337 million, +21% cc) grew around the world, as a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase or for adult patients in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Sandostatin (USD 384 million, +6% cc), a somatostatin analogue used to treat patients with acromegaly, as well as patients with symptoms of carcinoid syndrome associated with neuroendocrine tumors (NET), continued to benefit from the increasing use of Sandostatin LAR1 in key markets. An enhanced presentation of Sandostatin LAR, which includes an improved diluent, safety needle and vial adapter, has been approved in 47 countries, with additional filings underway. Sandostatin LAR is also approved in 44 countries for the delay of disease progression in patients with advanced NET of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 357 million, +19% cc) performance in the first quarter was driven by ex-US sales growth; in the US, duration of treatment has been shorter than anticipated since Afinitor is often prescribed at a later disease stage, when progression occurs more rapidly. Given a shorter than anticipated duration of treatment, the forecast on peak sales in breast cancer is reduced to approximately USD 1.5 to 1.7 billion, barring unforeseen events. Afinitor is an oral inhibitor of the mTOR pathway, in HR+/HER2- advanced breast cancer, subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis complex (TSC) and renal angiomyolipoma associated with TSC. Afinitor is also approved for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic NET. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 208 million, +5% cc), a once-daily oral therapy for chronic transfusional iron overload approved in more than 100 countries, saw sales increase due to steady performances in the US and Europe, and strong volume growth in Brazil, Japan and Asia. Exjade is also approved for the treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia in 70 countries, with additional regulatory reviews underway.

Jakavi (USD 57 million, +60% cc) grew substantially as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 50 countries, including EU member states, Canada, Australia, Mexico and Argentina, with additional regulatory filings underway, including in Japan. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

SPECIALTY CARE

Neuroscience
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Gilenya	552	421	31	31
Exelon/Exelon Patch	262	266	-2	0
Comtan/Stalevo	97	100	-3	0
Extavia	45	41	10	6
Other	17	19	-11	-7
Total strategic franchise products	973	847	15	16
Established medicines	98	112	-13	-7
Total Neuroscience products	1 071	959	12	13

Gilenya (USD 552 million, +31% cc) continued to grow strongly as the first once-daily oral therapy for relapsing forms of multiple sclerosis (MS). Growth was fueled by an increasing recognition of the role of high-efficacy treatments earlier in the course of the disease, as well as a drive towards more convenient oral treatment options. Gilenya continues to see strong growth through new patient starts. In the US, growth was lower this quarter due to the temporary impact of the yearly benefit re-verification process. Gilenya is now approved in 80 countries and it is estimated that Gilenya has been used to treat more than 91,500 patients in clinical trials and the post-marketing setting. Total patient exposure is now more than 135,800 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

1 Long-acting release.

Exelon/Exelon Patch (USD 262 million, 0% cc) sales were stable in the first quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. Exelon Patch is also approved for the treatment of patients with severe AD in US, Argentina, Chile, Israel, South Korea and New Zealand. In Europe, the high-dose patch (15 cm2) for mild-to-moderate AD was launched in several markets in 2013. Exelon Patch is beginning to face competition from generic 5 cm2 and 10 cm2 patches in Europe.

Ophthalmics
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Lucentis	620	596	4	6
Other	17	17	0	6
Total Ophthalmics products	637	613	4	6

Lucentis (USD 620 million, +6% cc) growth was driven by recent launches, such as in Japan, in new indications (such as visual impairment due to diabetic macular edema; choroidal neovascularization secondary to pathologic myopia; and macular edema secondary to central and branch retinal vein occlusion). In addition, the Lucentis pre-filled syringe successfully launched in Germany in the first quarter, with other European countries to follow later this year. New indications contributed 40% of Lucentis sales in the first quarter, compared to 23% for the same period in 2013. Emerging Growth Markets contributed 17% of Lucentis sales versus 14% last year. At the same time, Lucentis sales in the wet age-related macular degeneration indication are stabilizing in some markets, impacted by competition. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Neoral/Sandimmun	168	182	-8	-5
Myfortic	133	149	-11	-6
Zortress/Certican	75	58	29	33
Ilaris	42	24	75	76
Other	112	102	10	12
Total strategic franchise products	530	515	3	6
Everolimus stent drug	65	80	-19	-22
Established medicines	183	240	-24	-23
Total IHC products	778	835	-7	-5

Zortress/Certican (USD 75 million, +33% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the first quarter. It is also approved for liver transplant patients in the EU, US, and other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 42 million, +76% cc) continued to grow at an impressive rate as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries, and was granted a label extension in the EU for use in younger children. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries. It is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU.

Myfortic (USD 133 million, -6% cc), a transplantation medicine, experienced a sales decline after the expected launch of generic competition in the US in early 2014.

Critical  Care
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
TOBI	86	83	4	5
Total Critical Care products	86	83	4	5

TOBI (USD 86 million, +5% cc) sales grew in the first quarter. These include both TOBI nebulizer solution and TOBI Podhaler dry powder formulations of the antibiotic tobramycin for the management of cystic fibrosis patients with Pseudomonas aeruginosa bacteria in their lungs. TOBI Podhaler contributed 48% of total TOBI sales.

Alcon
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	2 642	2 566	3	6
Operating income	380	412	-8	3
As % of net sales	14.4	16.1
Core operating income	925	944	-2	3
As % of net sales	35.0	36.8

First quarter

Net sales
Alcon net sales were USD 2.6 billion (+3%, +6% cc) in the first quarter, driven by strong growth in the Surgical franchise, tempered by moderate growth in Ophthalmic Pharmaceuticals.

Surgical franchise performance (+6%, +9% cc) was driven by equipment growth, due in part to Alcon’s new cataract surgery phacoemulsification platform, the Centurion Vision System, and demand for other equipment platforms, including the LenSx Laser and WaveLight Refractive Suite. Ophthalmic Pharmaceuticals (0%, +3% cc) had a high prior-year comparator for allergy, which was offset by continued growth in the Dry Eye category. Vision Care grew (+4%, +5% cc) as a result of robust sales in contact lenses, driven by Dailies Total1, the first and only water gradient contact lenses.

Regionally, sales growth was led by a strong performance in Asia (+7%, +14% cc), with solid Surgical and Ophthalmic Pharmaceuticals growth in both China and Russia. Latin America (+3%, +17% cc) delivered robust growth in the Surgical business, specifically in Brazil. Sales in Japan (+3%, +14% cc) benefitted from the Azorga launch in Glaucoma and early buying in anticipation of the consumption tax rate increase in April which we anticipate may impact sales in the second quarter. Sales in Europe, Middle East and Africa (+3%, +1% cc) and in North America (+2%, +3% cc) experienced a slow start of the year. Overall, Emerging Growth Markets continued to show double-digit growth (+3%, +10% cc), driven by Ophthalmic Pharmaceuticals and Surgical.

Operating income
Operating income (-8%, +3% cc) was USD 380 million. Adjustments to arrive at core operating income amounted to USD 545 million, consisting of USD 511 million for the amortization of intangible assets, USD 14 million of net restructuring charges related to the Group-wide rationalization of manufacturing sites, and other net costs of USD 20 million. Prior-year adjustments of USD 532 million principally consisted of the amortization of intangible assets and acquisition-related charges.

Core operating income was USD 925 million (-2%, +3%). Core operating income margin in constant currencies decreased by 0.9 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 1.8 percentage points to 35.0% of net sales.

Core gross margin declined by 1.9 percentage points (cc) mainly due to product mix, driven by the continued rollout of surgical equipment. Core Marketing & Sales expenses represented 22.3% of net sales, a decrease of 0.1 percentage points (cc) compared to the prior year, despite investments in innovative product launches in Surgical and Ophthalmic Pharmaceuticals. Core General & Administration expenses decreased 0.3 percentage points (cc) to 5.4% of net sales. Core R&D expenses represented 8.5% of net sales, a decrease of 0.5 percentage points (cc) and Core Other Income and Expense, net decreased by 0.1 percentage points (cc).

Alcon product review

Surgical
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Cataract products	743	710	5	8
of which, IOLs	311	315	-1	2
Vitreoretinal products	152	137	11	14
Refractive/Other	68	65	5	7
Total	963	912	6	9

Global Surgical sales increased 6% (+9% cc) to USD 963 million in the first quarter, driven by strong equipment sales, including the LenSx Laser, Centurion Vision System, LuxOR surgical microscopes and refractive equipment, as well as by LenSx and vitreoretinal disposables. The cataract procedure market saw accelerated growth in Emerging Growth Markets, offset by slower growth in the US due to inclement weather conditions in the northeast. Sales of monofocal intraocular lenses (IOLs) grew ahead of the market, while growth of advanced technology IOLs slowed (-3% +1% cc) due to competitor launches in the US.

Ophthalmic Pharmaceuticals
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Glaucoma	321	309	4	7
Allergy/Otic/Nasal	275	290	-5	-2
Infection/Inflammation	242	245	-1	1
Dry Eye/Other	215	207	4	8
Total	1 053	1 051	0	3

Global sales in Ophthalmic Pharmaceuticals totaled USD 1.1 billion (0%, +3% cc) in the first quarter. In Glaucoma, growth was driven by the continued positive response to Simbrinza suspension in the US and the launch of Azorga suspension in Japan. Overall, sales growth of fixed-dose combination products, including DuoTrav solution and Azarga suspension, increased 14% (+17% cc) and offset the impact of generic prostaglandin competition on Travatan in the US.

Allergy sales growth, including Pataday/Patanol products, were soft due to a higher comparator. Within the Infection/Inflammation segment, sales weakened for Vigamox and Tobradex in the US. Dry Eye continued to show global growth, led by the Systane product family (+16%, +22% cc).

Jetrea intravitreal injection continued to progress through the market access process, with Canada’s Patented Medicine Prices Review Board recommending classification as a “breakthrough” new medicine, following a positive recommendation from the Common Drug Review in January 2014. Alcon also concluded negotiations with the German payer system, establishing the reimbursement price for Jetrea starting May 1, 2014.

Vision Care
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Contact lenses	469	439	7	8
Contact lens care	157	164	-4	-2
Total	626	603	4	5

Vision Care global product sales were up 4% (+5% cc) to USD 626 million in the first quarter. Contact lens performance was driven by growth of the Dailies brand, with positive market response to the Dailies Total1 offering in launched markets. The AirOptix brand saw moderate growth (+4%, +6% cc) due to shipment timing in the US. Overall, contact lens growth was offset by softness in contact lens solution sales (-4%, -2% cc), where strength in Clear Care cleaning and disinfecting solution was offset by declines in non-promoted contact lens care products.

Sandoz
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	2 318	2 259	3	4
Operating income	282	251	12	21
As % of net sales	12.2	11.1
Core operating income	387	431	-10	-6
As % of net sales	16.7	19.1

First quarter

Net sales
Sandoz net sales increased 3% (+4% cc) to USD 2.3 billion, as strong volume growth of 14 percentage points (cc) more than compensated for 10 percentage points (cc) of price erosion. Asia (excluding Japan), Latin America and Japan delivered double-digit sales growth (cc). Sales in Western Europe (excluding Germany), the US, and Central and Eastern Europe grew at a single-digit rate (cc), partly offset by a decline in Germany driven by significantly lower levels of flu and seasonal infections than in the prior-year quarter. All regions except Germany outperformed their respective markets in the first quarter.

US retail generics and biosimilars sales (USD 687 million, +3% cc) grew, driven by biosimilar and oncology injectable products as well as recent launches. Western Europe (excluding Germany) retail generics and biosimilars sales grew by 6% (cc), driven by double-digit growth in Italy, the UK and the Netherlands. German sales of retail generics and biosimilars (USD 290 million, -3% cc) declined, primarily due to lower levels of flu and seasonal infections. Japan was up 12% (cc), recording its 25th consecutive quarter of double-digit growth. Emerging markets grew strongly, driven by Asia (excluding Japan) (+14% cc) and Latin America (+14% cc). Central and Eastern Europe grew at a low single-digit rate (+2% cc) despite a weaker flu season compared to the prior-year quarter.

Sandoz continued to strengthen its leading global position in biosimilars (USD 117 million, +23% cc), with double-digit sales growth driven by strong momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment.

Operating income
Sandoz operating income increased 12% (+21% cc) to USD 282 million, primarily driven by lower exceptional items compared to the prior-year quarter (which included USD 79 million of provisions for legal matters). Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 105 million, mainly driven by the amortization of intangible assets of USD 102 million.

Core operating income declined 10% (-6% cc) to USD 387 million. Core operating income margin in constant currencies decreased by 1.7 percentage points, mainly driven by an unfavorable sales mix related to a significantly lower flu season in Germany and Russia. Currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.4 percentage points to 16.7% of net sales.

Core gross margin decreased by 3.0 percentage points (cc) in the quarter, driven by the unfavorable sales mix. Core Marketing & Sales expenses as a percentage of net sales increased by 0.1 percentage points (cc), primarily reflecting investments into strongly growing businesses in emerging markets. Core R&D expenses increased by 0.2 percentage points (cc), driven by development investments in biosimilars and respiratory products. Core General & Administration expenses decreased by 0.1 percentage points (cc). Core Other Income and Expense, net improved by 1.5 percentage points (cc), mainly due to lower net costs of litigation and legal settlements in the quarter.

Vaccines
			excluding Diagnostics1			Reported
	Q1 2014		Q1 2013	% change		Q1 2013
	USD m		USD m	USD	cc	USD m
Net sales	215		190	13	12	327
Operating income/loss	680	2	-204	nm	nm	-157
As % of net sales	nm		nm			nm
Core operating loss	-156		-161	3	4	-98
As % of net sales	nm		nm			nm
nm – not meaningful

First quarter

Net sales
On a pro forma basis, which excludes the divested blood transfusion diagnostics unit, net sales were up 13% (+12% cc) to USD 215 million in the first quarter, compared to USD 190 million in the prior-year period. Sales growth was driven by the meningitis franchise, particularly Menjugate shipments to Latin America, strong Menveo sales, and the launch of Bexsero in several European private markets as well as Australia and Canada, which more than offset the strong late season flu sales in 2013 that were not repeated in 2014.

Operating income
Operating income was USD 680 million for the quarter compared to a loss of USD 204 million in 2013, driven by the USD 879 million exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols S.A.

Adjustments to arrive at core operating loss for the quarter amounted to USD 836 million, including the exceptional divestment gain as well as USD 43 million for the amortization of intangible assets. Prior-year adjustments amounted to USD 43 million, primarily related to the amortization of intangible assets.

Core operating loss was USD 156 million in the quarter compared to USD 161 million in the prior-year period, primarily due to higher sales and other revenues, partially offset by continued investment in the R&D pipeline, including investments in quadrivalent influenza vaccine trials.

1 Changes from prior year based on pro forma 2013 data, excluding the blood transfusion diagnostics unit. See page 52.
2 Includes the USD 879 million pre-tax gain from the divestment of the blood transfusion diagnostics unit.

Consumer Health
	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	1 040	987	5	8
Operating income	41	11	nm	nm
As % of net sales	3.9	1.1
Core operating income	60	76	-21	3
As % of net sales	5.8	7.7
nm – not meaningful

First quarter

Net sales
Consumer Health sales increased 5% (+8% cc) to USD 1.0 billion in the first quarter, driven by strong performance of key global brands and US product re-launches in both OTC and Animal Health.

OTC delivered mid-single-digit sales growth (cc) in the quarter. Sales growth was driven by performance of global brands and product re-launches in the US and Canada, despite the fact that Excedrin Extra Strength was already re-launched in the US in the first quarter of 2013. Theraflu delivered double-digit growth, with the re-launch in Canada and solid performances in key markets more than offsetting the impact of low flu incidence in both Russia and Eastern Europe. Voltaren continued to deliver double-digit sales growth following successful launches of the 12-hour formulation in Europe. Voltaren also enjoys the fastest growth (with a compound annual growth rate of 12% from 2009-13) among the top 15 global over-the-counter brands and has now advanced from tenth to eighth largest. Emerging Growth Markets delivered broad-based, double-digit growth (cc), with strong performances in Poland, Russia, Egypt, China, Turkey, India and Brazil.

Animal Health delivered double-digit sales growth (cc) in the first quarter. North America continued to grow double-digit driven by Sentinel, a companion animal parasiticide product, and the launch in January 2014 of Sentinel Spectrum, a chewable, broader spectrum formulation. In Europe, sales grew mid-single-digit, led by the strong performance of Milbemax, the number one de-wormer for cats and dogs. Key companion animal therapeutic products, such as Onsior, a non-steroidal anti-inflammatory drug, continued to deliver strong growth in the quarter. Emerging markets such as Brazil, Russia and China continued to deliver strong growth (cc).

Operating income
Operating income amounted to USD 41 million compared to USD 11 million in the prior-year quarter, as higher gross margin from incremental sales and lower restructuring expenses at the Lincoln manufacturing facility were partially offset by commercial investments behind the growth of key brands and product re-launches. Adjustments to arrive at core operating income amounted to USD 19 million, consisting mainly of the amortization of intangible assets and restructuring expenses. Prior-year adjustments amounted to USD 65 million, which included USD 51 million of Lincoln-related impairments and other charges.

Core operating income decreased 21% (+3% cc) to USD 60 million. Core operating income margin in constant currencies decreased by 0.4 percentage points; currency had a negative impact of 1.5 percentage points, largely driven by erosion of emerging market currencies, principally Russia, resulting in a net decrease of 1.9 percentage points to 5.8% of net sales.

Higher revenues and lower costs at the Lincoln manufacturing facility generated a core gross margin increase of 2.8 percentage points (cc). Core Marketing & Sales expenses as a percentage of net sales decreased by 1.6 percentage points (cc) due to operating leverage as sales continue to grow. Core R&D expenses increased by 0.4 percentage points (cc). Core General & Administration expenses increased by 0.1 percentage points (cc). Core Other Income and Expense, net had a negative margin effect of 4.3 percentage points (cc), largely driven by income from divestments of small non-core brands in the prior-year quarter.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

First quarter
Cash flow from operating activities in the first quarter amounted to USD 1.3 billion compared to USD 1.8 billion in the prior-year period. The decrease in cash flow from operating activities was mainly due to the unfavorable timing of tax and revenue deduction payments, as well as currency effects.

The cash inflow from investing activities was USD 2.8 billion compared to USD 0.7 billion in 2013, mainly on account of the net proceeds from the sale of marketable securities of USD 1.9 billion and the proceeds from the divestment of the blood transfusion diagnostics unit of USD 1.7 billion. Investment in property, plant and equipment was USD 0.5 billion, in line with the prior-year quarter.

The cash flow used in financing activities amounted to USD 3.7 billion compared to USD 3.3 billion in 2013, mainly on account of the dividend payment, which increased by USD 0.7 billion to USD 6.8 billion. The increase in financial debt, principally due to the issuance of two bonds totaling USD 4.0 billion, offset by a USD 2.0 billion bond repayment, produced a net cash inflow of USD 3.2 billion, compared to USD 1.7 billion in the prior-year quarter. The cash outflow for repurchases of treasury shares amounting to USD 2.4 billion was largely offset by proceeds from options exercised in the first quarter of 2014. In the prior year, the treasury share transaction resulted in an inflow of USD 1.2 billion, mainly from the proceeds from exercising options.

Free cash flow amounted to USD 0.8 billion compared to USD 1.2 billion on a pro forma basis in the prior-year period mainly due to the lower cash inflow from operating activities outlined above.

Balance sheet

Assets
Total non-current assets amounted to USD 95.6 billion at March 31, 2014, and remained stable compared to USD 95.7 billion at December 31, 2013.

Total current assets of USD 29.7 billion at March 31, 2014 decreased by USD 0.9 billion compared to the prior year-end. The decrease was due to the divested assets of USD 0.8 billion related to the blood transfusion diagnostics unit and a net reduction of USD 1.5 billion in cash and cash equivalents, marketable securities, commodities and derivatives, partly offset by increases in inventories, trade receivables and other current assets amounting to USD 1.4 billion.

The Group has approximately an equivalent USD 0.2 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at March 31, 2014 amounted to USD 0.4 billion. The Group continues to use for the consolidation of the financial statements of its Venezuelan subsidiaries the official exchange rate of VEF 6.3/USD, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (CENCOEX, former CADIVI).

Financial debt
Total short- and long-term financial debt, including derivatives, amounted to USD 21.2 billion at March 31, 2014 compared to USD 18.0 billion at December 31, 2013. Long-term debt increased to USD 15.2 billion from USD 11.2 billion at December 31, 2013, due to the issuance of two tranches of bonds totaling USD 4.0 billion. Short-term borrowings decreased from USD 6.8 billion at December 31, 2013 to USD 6.0 billion at March 31, 2014 as a result of the repayment of a USD 2.0 billion bond combined with additional borrowings of USD 1.2 billion from commercial paper programs, bank overdrafts, loans and other short-term debt.

Liabilities
Other non-current liabilities amounted to USD 15.0 billion at March 31, 2014 compared to USD 14.2 billion at the prior year-end. Trade payables and other current liabilities decreased by USD 0.7 billion and USD 0.1 billion to USD 5.5 billion and USD 13.3 billion, respectively.

Group equity
The Group’s total equity decreased by USD 4.1 billion to USD 70.3 billion at March 31, 2014 due to the 2013 dividend payment of USD 6.8 billion and actuarial losses of USD 0.6 billion, which more than offset net income of USD 3.0 billion and favorable movements of USD 0.3 billion related to share-based compensation.

In the first quarter, 41.0 million treasury shares were delivered due to employee option exercises and contributed USD 2.4 billion in proceeds. In the same period, Novartis repurchased a total of 29.3 million shares for USD 2.4 billion. These consist of repurchases of 21.3 million shares on the first trading line and 5.2 million shares on the second trading line under the announced share buy-back of USD 5.0 billion. An additional 2.8 million shares were repurchased from employees.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 7.7 billion at March 31, 2014, compared to USD 9.2 billion at December 31, 2013, and net debt increased over the same period by USD 4.7 billion to USD 13.5 billion. The debt/equity ratio increased to 0.30:1 at March 31, 2014 compared to 0.24:1 at December 31, 2013.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 142 in Pharmaceuticals.

Key developments in the first quarter of 2014 include:

New approvals and positive opinions

•
The FDA approved Xolair (omalizumab) for the treatment of chronic idiopathic urticaria (CIU), known as chronic spontaneous urticaria (CSU) outside of the US. In the US, Xolair is indicated for CIU in adults and adolescents (12 years of age and above) who remain symptomatic despite H1-antihistamine treatment. Until the approval of Xolair, H1-antihistamines were the only approved therapy for CIU in the US.

•
The European Commission (EC) approved the use of Xolair (omalizumab) as an add-on therapy for CSU in adult and adolescent patients 12 years and above with inadequate response to H1-antihistamines. Xolair is the first and only approved therapy in the EU for the up to 50% of CSU patients with inadequate response to licensed doses of H1-antihistamines. The EC approval was based on positive and consistent results from three pivotal Phase III registration studies (ASTERIA I, ASTERIA II and GLACIAL) that involved nearly 1,000 patients with CSU not responding to antihistamines. Xolair 300 mg met all primary and pre-specified secondary endpoints across these studies, significantly improving itch and hives, including rapid itch relief, and in many cases completely cleared symptoms.

•
Lucentis (ranibizumab) was approved by Japanese regulatory bodies for a fourth indication: the treatment of patients with diabetic macular edema (DME), a leading cause of vision loss among patients with diabetes. The Lucentis pre-filled syringe also received Japanese regulatory approval.

•
Japanese health authorities also approved Afinitor for the treatment of postmenopausal women with advanced HR+/HER2- breast cancer with exemestane after failure of treatment with letrozole or anastrozole.

•	In Russia, RLX030 (serelaxin) received regulatory approval from the Ministry of Health.

•	Alcon secured regulatory clearance for the Endure LX3 microscope system in the US and EU.

•	Alcon secured US approval to market AirOptix Color, a cosmetic silicone hydrogel contact lens, and Japanese approval to market AcrySof IQ ReSTOR Toric 3.0 D intraocular lens.

•	Alcon received EU approval for IZBA, a new formulation of travoprost with an improved safety profile compared to travoprost 40 µg/mL eye drops. US approval is anticipated in the second quarter.

•
The Joint Committee on Vaccination and Immunisation in the UK recommended routine vaccination of infants with Bexsero to help protect against meningitis B (MenB). The UK will introduce a nationwide vaccine campaign with Bexsero as soon as possible, following the public procurement process.

•
In the US, Bexsero received FDA Breakthrough Therapy designation in April, after Novartis provided nearly 30,000 doses of the vaccine in response to two MenB outbreaks on US college campuses. Novartis plans to file for US licensure of Bexsero as early as the second quarter of 2014, pending guidance from the FDA.

Regulatory submissions and filings

•
Novartis submitted the re-examination dossier for RLX030 (serelaxin) for acute heart failure (AHF) to the CHMP following a negative opinion in January 2014. In accordance with CHMP process, a revised opinion could be issued by the end of May 2014.

•
The FDA’s Cardiovascular and Renal Drugs Advisory Committee voted against recommending approval of RLX030 for the treatment of AHF in the US. The FDA is expected to provide a formal response in May on whether RLX030 will receive a US license.

•
A regulatory application was submitted in the EU for LDK378 (ceritinib) in anaplastic lymphoma kinase positive (ALK+) metastatic non-small cell lung cancer (NSCLC). LDK378 is a potent and selective oral ALK inhibitor in development for ALK+ cancers.

Results from ongoing trials and other highlights

•
The LCZ696 PARADIGM-HF Data Monitoring Committee unanimously recommended early closure of the study in patients with chronic heart failure with reduced ejection fraction (HF-REF), confirming that the combined primary endpoint was met: LCZ696 delayed cardiovascular death and reduced heart failure hospitalizations versus enalapril. Novartis will initiate discussions with global health authorities regarding approval for marketing.

•
A pivotal Phase III trial of Jakavi in patients with polycythemia vera resistant to or intolerant of hydroxyurea compared to best available therapy has met its primary endpoint of maintaining hematocrit control without the need for phlebotomy (a procedure to remove blood from the body to reduce the concentration of red blood cells) and of reducing spleen size. Results of the study will be presented at an upcoming medical congress and submitted to worldwide regulatory authorities this year.

•
The pivotal Phase II trial of investigational oral compound LDE225 (sonidegib) in advanced basal cell carcinoma met its primary endpoint of demonstrating an objective response rate among patients within six months of treatment. Objective response included complete response (clinically significant tumor response with complete absence of disease) and partial response (clinically significant tumor shrinkage). Full study results will be presented at a future scientific meeting and shared with regulatory authorities worldwide.

•
Pivotal Phase III psoriasis data from the FEATURE and JUNCTURE studies showed rapid, significant skin clearance and convenient administration with AIN457 (secukinumab). The FEATURE and JUNCTURE studies met primary and pre-specified secondary endpoints, showing high efficacy with convenient pre-filled syringe (PFS) and autoinjector/pen (AI) secukinumab administration. Patient-reported outcomes from FEATURE and JUNCTURE showed high patient satisfaction with secukinumab PFS and AI self-administration. The data also showed patients rapidly achieved almost clear skin (PASI 90), which is consistent with the head-to-head Phase III FIXTURE psoriasis study where secukinumab showed superiority over etanercept (Enbrel®) in degree of skin clearance, speed of efficacy and maintenance of efficacy. Secukinumab is the first IL-17A inhibitor to have Phase III data presented and regulatory submissions filed with global health authorities.

•
The New England Journal of Medicine published clinical trial results showing the investigational compound LDK378 (ceritinib) achieved a median progression-free survival of seven months and an overall response rate (including complete response and partial response) of 58% in adults with advanced ALK+ NSCLC who received 400 mg or higher of LDK378 per day.

•
Results from the secondary endpoint of the Phase III BOLERO-2 study in breast cancer showed a median overall survival (OS) duration of 31 months in the Afinitor plus exemestane arm versus 26.6 months for those on exemestane monotherapy, a difference of 4.4 months (hazard ratio=0.89 [95% CI: 0.73, 1.10]; p=0.1426). This did not reach the threshold of statistical significance but is the longest median OS reported to date in a Phase III HR+/HER2 negative advanced breast cancer trial following prior treatment with a non-steroidal aromatase inhibitor.

•
Results from the GLOW 5 study, published in BMC Pulmonary Medicine, showed that Seebri Breezhaler (glycopyrronium bromide) 50 mcg had an efficacy and safety profile comparable to blinded tiotropium 18 mcg during the 12-week study period. Seebri Breezhaler demonstrated statistically significant improvement in bronchodilation in the first four hours following morning administration on Day 1 compared to tiotropium.

•
The RLX030 (serelaxin) RELAX-EU and RELAX-ASIA trials were initiated. RELAX-AHF-2, the second Phase III outcomes trial in AHF patients, with cardiovascular mortality as the primary endpoint, continues enrollment.

•
Two Phase IIB/III studies with AFQ056 (mavoglurant), an investigational drug for Fragile X Syndrome (FXS), did not meet the primary endpoint of showing significant improvement in abnormal behaviors in adults (study CAFQ056A2212) and adolescents (study CAFQ056B2214) with FXS. Mavoglurant was generally well tolerated and no safety concerns were identified in the studies. Based on the results of these two recent trials, Novartis will no longer be continuing development of mavoglurant in FXS.

•	The new CLEAR Phase IIIB head-to-head study of IL-17A inhibitor AIN457 (secukinumab) versus ustekinumab (Stelara®) in moderate-to-severe plaque psoriasis has started patient enrollment.

•
Novartis strengthened its competitive position in the field of immune-oncotherapy with the acquisition of biotechnology company CoStim Pharmaceuticals Inc. CoStim’s novel immune modulating targets and technology complement the investigative CART cell therapy technology Novartis is already developing in collaboration with the University of Pennsylvania.

•	Patient enrollment was completed in only eight months for the Phase III trial of biosimilar etanercept (Enbrel®) in patients with moderate-to-severe chronic plaque-type psoriasis.

Q1 2014 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Afinitor	Everolimus	HR+/HER2- advanced breast cancer	Japan – March 17, 2014
Lucentis	Ranibizumab	Visual impairment due to diabetic macular edema	Japan – February 2014
Lucentis	Ranibizumab	Pre-filled syringe	Japan – March 2014
Xolair	Omalizumab	Chronic spontaneous urticaria Chronic idiopathic urticaria	EU – February 2014 US – March 2014

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
AIN457 (secukinumab)	Psoriasis	Q4 2013	Q4 2013	Q4 2013	- On track for decisions in US and EU in late 2014 or early 2015, following submissions in Oct. 2013 - Japan submission Dec. 2013 (including psoriasis and psoriatic arthritis)
Ilaris	Gouty arthritis		Approved		- EC approved in Feb. 2013 - Novartis is working on next steps, following the FDA’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients

LDK378 (ceritinib)	ALK+ non-small cell lung cancer	Q4 2013	Q1 2014		- US application submitted Dec. 2013
LBH589	Multiple myeloma	Q1 2014			- US application submitted Mar. 2014
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)		Approved	Approved	- US filing expected in Q4 2014
Ultibro Breezhaler (QVA149)	COPD		Approved	Approved	- US filing expected in Q4 2014
RLX030 (serelaxin)	Acute heart failure	Q2 2013	Q4 2012		- Novartis submitted re-examination dossier in Mar. 2014 following negative CHMP opinion in Jan. 2014 - FDA Advisory Committee recommended against US approval
Signifor LAR	Acromegaly	Q4 2013	Q4 2013

Selected Pharmaceuticals pipeline projects

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2014	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III
	Diffuse large B-cell lymphoma	2017	III
AIN457 (secukinumab)	Rheumatoid arthritis	2015	III
	Psoriatic arthritis	2014	III
	Ankylosing spondylitis	2015	III
Aliskiren	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
AUY922	Solid tumors	≥ 2018	II
BAF312	Secondary progressive MS	≥ 2018	III
BCT197	COPD	≥ 2018	II
BGJ398	Solid tumors	≥ 2018	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2018	II
BKM120	Breast cancer	2015	III
	Solid tumors	≥ 2018	I
BYL719	Solid tumors	≥ 2018	I
BYM338	Sporadic inclusion body myositis	2016	III	- Received FDA Breakthrough Therapy designation, Q3 2013
	Hip fracture	> 2018	II
CAD106	Alzheimer’s disease	≥ 2018	II
CTL019	Leukemia	2016	II
DEB025	Hepatitis C	2017	II	- Clinical development resumed in Q3 2013
EDP239	Hepatitis C	≥ 2018	II
Gilenya	Primary progressive multiple sclerosis	2015	III
	Chronic inflammatory demyelinating polyradiculoneuropathy	2016	III
HSC835	Stem cell transplantation	≥ 2018	II
Ilaris (ACZ885)	Secondary prevention of cardiovascular events	2017	III
	Hereditary periodic fevers	2016	III

Jakavi	Polycythemia vera	2014	III	- Phase III study met primary endpoint – on track for filing in the EU in Q3 2014
KAE609	Malaria	2017	II
LCI699	Cushing’s disease	2017	II	- Study design changed from single arm to randomized double-blinded trial
LCQ908	Familial chylomicronemia syndrome	2014	III	- Phase III study recruitment completed
LCZ696	Hypertension	2014	III
	Chronic heart failure with reduced ejection fraction	2014	III	-
	Chronic heart failure with preserved ejection fraction	≥ 2018	II
LDE225	Advanced basal cell carcinoma	2014	II	- Pivotal Phase II trial met primary endpoint
	Solid tumors	≥ 2018	I
	Medulloblastoma	≥ 2018	III
LDK378 (ceritinib)	ALK+ advanced non-small cell lung cancer (chemotherapy naïve, crizotinib naïve)	2016	III	- Phase III trial initiated
LEE011	Breast cancer	2016	III	- Phase III registration study enrolling
	Solid tumors	≥2018	I
LGX818	BRAF mutant melanoma	2016	III
	Solid tumors	≥ 2018	II
LIK066	Type II diabetes	≥ 2018	II
LJM716	Solid tumors	≥ 2018	I
Lucentis	Choroidal neovascularization and macular edema	2016	III	- Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia
	Retinopathy of Prematurity (ROP)	≥ 2018	II	- Pediatric study in retinopathy of prematurity to be initiated in 2014
MEK162	NRAS mutant melanoma	2015	III	- Phase III study enrolling
	Low-grade serous ovarian cancer	2016	III	- Phase III study enrolling
	Solid tumors	≥2018	II
MEK162+LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2018	II
QAX576	Allergic diseases	≥ 2018	II
QGE031	Allergic diseases	≥ 2018	II
Seebri Breezhaler	Asthma	2016	III
Signifor LAR	Cushing’s	2016	III
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
TKI258	Solid tumors	2017	II

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Filed Filed	- Filing occurred Aug. 2013 - Filing occurred Oct. 2013

AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approval occurred Jan. 2014
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2015 JP 2015	Advanced Advanced	- Project to be reconsidered following introduction of Verion
AcrySof Cachet angle-supported phakic lens	Refractive	JP 2014	Advanced	- Filing cancelled due to lack of commercial interest
Infiniti system upgrade	Cataract	JP 2012	Approved	- Approved Oct. 2013
Intrepid IOL	Cataract	US 2015 EU 2015 JP 2015	Advanced Advanced Advanced	- Under evaluation
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Approved Approved Filed	- US and EU product launches expected Q4 2013 - Filing occurred in Jul. 2013
Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Approved Approved Advanced	- Approved Jun. 2013 - Approved Jun. 2013
LenSx Laser	Cataract	JP 2013	Filed	- Japan filing occurred Q1 2013
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Approved Approved Advanced	- Approved Apr. 2013 - Approved Sep. 2013
Allegretto EX-500 laser, new indication	Refractive	US 2013	Approved	- Approved Sep. 2013
OPHTHALMIC PHARMACEUTICALS
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Approved Filed	- US approval occurred in Q2 - EU filed Jun. 2013
Travatan, new formulation	Glaucoma	US 2013	Filed	- Filed Jul. 2013; approval anticipated May 2014
		EU 2012	Approved	- Filed Dec. 2012; CHMP positive opinion received Dec. 2013; approved Feb. 2014
Jetrea	Retina	EU 2011 JP 2015	Approved Phase III	- Approved Mar. 2013
Pataday, new formulation	Allergy	US 2014	Phase III	- Filing planned for Q2 2014
EXE844	Otic infections	US 2014	Phase III	- Filing planned for Q2 2014
VISION CARE
New lens solution	Lens solution	US 2014 EU 2014 JP 2015	Advanced Advanced Advanced

Selected Sandoz pipeline projects (biosimilars)

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
EP2006 (filgrastim)	Chemotherapy-induced neutropenia; mobilization of peripheral blood progenitor cells and others intravenous (same as originator)	US	III	- Trial complete
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
II and III

GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment complete
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	US	III	- Patient enrollment complete
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	III
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Trial complete

Selected Vaccines pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero (US)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	2014	Filing	- 30,000 doses distributed under IND - Preparation for US BLA ongoing
Flucelvax (US)	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	- Approved by FDA - Phase III for age 4+ ongoing
Fluad (US)	Prevention of seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	Filing	- Preparation for US BLA ongoing
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	III	- Phase III trials for adjuvanted (aQIV) and cell-based (QIVc) QIVs enrolling
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2015	II	- Phase III in preparation
Group B streptococcus	Prevention of group B streptococcus	≥2015	II	- Phase III in preparation
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	NA	NA	- H7N9 clinical study completed - US Department of Health and Human Services (HHS) purchased stockpile
Staph. aureus	Prevention of Staphylococcus aureus	≥2015	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2015	I

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter  (unaudited)

	Q1 2014 USD m	Q1 2013 USD m	Change USD m

Net sales	14 022	14 016	6

Other revenues	217	190	27

Cost of goods sold	-4 723	-4 606	-117

Gross profit	9 516	9 600	-84

Marketing & Sales	-3 457	-3 457	0

Research & Development	-2 432	-2 297	-135

General & Administration	-765	-761	-4

Other income	1 133	369	764

Other expense	-506	-558	52

Operating income	3 489	2 896	593

Income from associated companies	216	111	105

Interest expense	-168	-175	7

Other financial income and expense	-25	7	-32

Income before taxes	3 512	2 839	673

Taxes	-544	-417	-127

Net income	2 968	2 422	546

Attributable to:
Shareholders of Novartis AG	2 941	2 398	543

Non-controlling interests	27	24	3

Average number of shares outstanding – Basic (million)	2 440	2 441	-1

Basic earnings per share (USD)[1]	1.21	0.98	0.23

Average number of shares outstanding – Diluted (million)	2 479	2 473	6

Diluted earnings per share (USD)[1]	1.19	0.97	0.22

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

First quarter  (unaudited)

	Q1 2014 USD m	Q1 2013 USD m	Change USD m

Net income	2 968	2 422	546

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-31	52	-83

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	46	-28	74

Translation effects	-27	-675	648

Total of items to eventually recycle	-12	-651	639
Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-558	680	-1 238

Comprehensive income	2 398	2 451	-53

Attributable to:
Shareholders of Novartis AG	2 370	2 427	-57

Non-controlling interests	28	24	4

Condensed consolidated balance sheets

	Mar 31, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	18 278	18 197	81

Goodwill	31 098	31 026	72

Intangible assets other than goodwill	27 403	27 841	-438

Financial and other non-current assets	18 865	18 648	217

Total non-current assets	95 644	95 712	-68

Current assets
Inventories	7 860	7 267	593

Trade receivables	10 324	9 902	422

Other current assets	3 783	3 392	391

Cash and cash equivalents, marketable securities, commodities and derivatives	7 721	9 222	-1 501

Assets of disposal group held for sale		759	-759

Total current assets	29 688	30 542	-854

Total assets	125 332	126 254	-922

Equity and liabilities
Equity attributable to Novartis AG shareholders	70 210	74 343	-4 133

Non-controlling interests	126	129	-3

Total equity	70 336	74 472	-4 136

Non-current liabilities
Financial debts	15 202	11 242	3 960

Other non-current liabilities	15 034	14 172	862

Total non-current liabilities	30 236	25 414	4 822

Current liabilities
Trade payables	5 485	6 148	-663

Financial debts and derivatives	6 009	6 776	-767

Other current liabilities	13 266	13 394	-128

Liabilities of disposal group held for sale		50	-50

Total current liabilities	24 760	26 368	-1 608

Total liabilities	54 996	51 782	3 214

Total equity and liabilities	125 332	126 254	-922

Condensed consolidated changes in equity

First quarter  (unaudited)

	Q1 2014 USD m	Q1 2013 USD m	Change USD m

Consolidated equity at January 1	74 472	69 263	5 209

Comprehensive income	2 398	2 451	-53

Purchase of treasury shares	-2 403	-467	-1 936

Increase in equity from exercise of options and employee transactions	2 393	1 675	718

Dividends related to shareholders of Novartis AG	-6 810	-6 106	-704

Equity-based compensation	317	363	-46

Change in non-controlling interests	-31	-31	0

Consolidated equity at March 31	70 336	67 148	3 188

Condensed consolidated cash flow statements

First quarter  (unaudited)

	Q1 2014 USD m	Q1 2013 USD m	Change USD m

Net income	2 968	2 422	546

Reversal of non-cash items
Taxes	544	417	127

Depreciation, amortization and impairments	1 220	1 194	26

Change in provisions and other non-current liabilities	379	103	276

Net financial income	193	168	25

Other	-918	9	-927

Net income adjusted for non-cash items	4 386	4 313	73

Interest and other financial receipts	579	458	121

Interest and other financial payments	-168	-167	-1

Taxes paid	-700	-497	-203

Cash flows before working capital changes	4 097	4 107	-10

Payments out of provisions and other net cash movements in non-current liabilities	-185	-222	37

Change in net current assets and other operating cash flow items	-2 571	-2 057	-514

Cash flows from operating activities	1 341	1 828	-487

Purchase of property, plant & equipment	-520	-497	-23

Purchase of intangible, financial and other non-current assets	-139	-153	14

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	83	120	-37

Divestments and acquisitions of businesses	1 514		1 514

Change in marketable securities, commodities and investment in associated companies	1 885	1 226	659

Cash flows from investing activities	2 823	696	2 127

Dividends paid to shareholders of Novartis AG	-6 810	-6 106	-704

Change in current and non-current financial debts	3 191	1 699	1 492

Treasury share transactions, net	10	1 215	-1 205

Other financing cash flows	-78	-148	70

Cash flows used in financing activities	-3 687	-3 340	-347

Translation effect on cash and cash equivalents	6	-30	36

Change in cash and cash equivalents	483	-846	1 329

Cash and cash equivalents at January 1	6 687	5 552	1 135

Cash and cash equivalents at March 31	7 170	4 706	2 464

Notes to the Condensed Interim Consolidated Financial Statements for the three- month period ended March 31, 2014  (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2014, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2013 Annual Report published on January 29, 2014.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2013 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2013 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

Divestment of the Vaccines blood transfusion diagnostics unit
 On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company, Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction is approximately USD 0.9 billion.

Pharmaceuticals – acquisition of CoStim Pharmaceuticals Inc.
 On February 17, 2014 Novartis announced the acquisition of CoStim Pharmaceuticals Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer for a total purchase consideration of USD 254 million (excluding cash acquired). This amount consists of an initial cash payment and the net present value of potential contingent consideration potentially due to previous CoStim’s shareholders which they are eligible to receive upon the achievement of specified development and commercialization milestones. The preliminary purchase price allocation resulted in net identified assets of USD 156 million (excluding cash acquired) and goodwill of USD 98 million.

There were no significant acquisition or divestment transactions in 2013.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2014	2013	Change	Q1 2014 USD m	Q1 2013 USD m	Change USD m

Balance at beginning of year	2 426	2 421	5	74 343	69 137	5 206

Shares acquired to be held in Group Treasury	-21	-4	-17	-1 744	-281	-1 463

Shares acquired to be cancelled	-5		-5	-425		-425

Other share purchases	-3	-3		-234	-186	-48

Increase in equity from exercise of options and employee transactions	41	33	8	2 393	1 675	718

Equity-based compensation	9	10	-1	317	363	-46

Dividends				-6 810	-6 106	-704

Net income of the period attributable to shareholders of Novartis AG				2 941	2 398	543

Other comprehensive income attributable to shareholders of Novartis AG				-571	29	-600

Balance at March 31	2 447	2 457	-10	70 210	67 029	3 181

5. Consolidated income statements – Segmentation – First quarter

	Pharmaceuticals		Alcon		Sandoz		Vaccines		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013[1] USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013[1] USD m

Net sales to third parties	7 807	7 877	2 642	2 566	2 318	2 259	215	327	1 040	987			14 022	14 016

Sales to other segments	67	63	13	14	68	68	12	10	3	3	-163	-158

Net sales of segments	7 874	7 940	2 655	2 580	2 386	2 327	227	337	1 043	990	-163	-158	14 022	14 016

Other revenues	145	113	8	7	3	3	52	61	9	7		-1	217	190

Cost of goods sold	-1 576	-1 591	-1 293	-1 169	-1 372	-1 261	-240	-321	-434	-426	192	162	-4 723	-4 606

Gross profit	6 443	6 462	1 370	1 418	1 017	1 069	39	77	618	571	29	3	9 516	9 600

Marketing & Sales	-1 961	-1 996	-597	-576	-430	-417	-70	-76	-399	-392			-3 457	-3 457

Research & Development	-1 771	-1 710	-232	-220	-207	-192	-140	-104	-82	-71			-2 432	-2 297

General & Administration	-253	-265	-161	-152	-94	-94	-31	-35	-85	-78	-141	-137	-765	-761

Other income	97	122	13	5	25	7	888	10	7	40	103	185	1 133	369

Other expense	-334	-74	-13	-63	-29	-122	-6	-29	-18	-59	-106	-211	-506	-558

Operating income	2 221	2 539	380	412	282	251	680	-157	41	11	-115	-160	3 489	2 896

as % of net sales	28.4%	32.2%	14.4%	16.1%	12.2%	11.1%	316.3%	-48.0%	3.9%	1.1%			24.9%	20.7%

Income from associated companies					-1		1				216	111	216	111

Interest expense													-168	-175

Other financial income and expense													-25	7

Income before taxes													3 512	2 839

Taxes													-544	-417

Net income													2 968	2 422

[1] 2013 figures for the Group and Vaccines include the blood transfusion diagnostics unit that was divested on January 9, 2014 (see detailed explanation on page 52).

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of March 31, 2014 and December 31, 2013. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2013 Annual Report, published on January 29, 2014.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Mar 31, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Mar 31, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Mar 31, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Mar 31, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Mar 31, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m

Debt securities	304	294	28	29					332	323

Equity securities	15	21				26			15	47

Fund investments	27				10	11			37	11

Total available-for-sale marketable securities	346	315	28	29	10	37			384	381

Time deposits with original maturity more than 90 days							30	1 931	30	1 931

Derivative financial instruments			30	121					30	121

Accrued interest on debt securities							2	5	2	5

Total marketable securities, time deposits and derivative financial instruments	346	315	58	150	10	37	32	1 936	446	2 438

Available-for-sale financial investments	467	458			328	366			795	824

Fund investments					54	52			54	52

Loans to associated companies					3				3

Long-term loans and receivables, advances, security deposits							676	647	676	647

Total financial investments and long-term loans	467	458			385	418	676	647	1 528	1 523

Associated companies					184				184

Total associated companies at fair value through profit or loss					184				184

Contingent consideration					-560	-572			-560	-572

Derivative financial instruments			-74	-103					-74	-103

Total financial liabilities at fair value			-74	-103	-560	-572			-634	-675

With effect from January 1, 2014, in order to have consistent valuation methods for all venture capital fund investments, the Group has commenced valuing its fund investments with a voting share interest in excess of 20%, at fair value instead of using the equity method of accounting. For reasons of materiality this new accounting policy is applied prospectively. Apart from this change there were no other changes in the quarter in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 15.6 billion at March 31, 2014 (USD 13.5 billion at December 31, 2013) compared to the balance sheet value of USD 14.9 billion (USD 12.9 billion at December 31, 2013). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.5 billion at March 31, 2014 (USD 1.5 billion at December 31, 2013).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Legal proceedings are inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 23, 2014 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the annual report.

Investigations and related litigations

 Southern District of New York (SDNY) specialty pharmacies investigation and litigation
 In 2012, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand (CID) from the United States Attorney’s Office (USAO) for the SDNY requesting information regarding its interactions with certain specialty pharmacies concerning certain NPC products, including Myfortic, Exjade, Gleevec, Tasigna and TOBI. In April 2013 and January 2014, the US government brought civil complaints in intervention to a qui tam action against NPC in the United States District Court (USDC) for the SDNY which are related to the above investigation. The complaints, which were previously disclosed, assert claims with respect to alleged unlawful contractual discounts and rebates to pharmacies for Myfortic and Exjade. They seek unspecified damages, which according to the complaints are “substantial”, treble damages and civil penalties of USD 11,000 per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In addition, in January 2014, eleven states filed three complaints in intervention asserting similar claims related to Exjade. Also in January 2014, the qui tam relator served on NPC and other specialty pharmacy defendants an amended complaint asserting claims that the federal and various state governments declined to pursue regarding NPC’s contractual relationships with specialty pharmacies that dispensed the above-named Novartis products. NPC vigorously contests all government and relator claims, both as to alleged liability and amount of damages and penalties.

Lucentis/Avastin® investigations
 In 2013, the Italian Competition Authority (ICA) opened an investigation against Novartis Farma S.p.A., Novartis AG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. In March 2014, the ICA issued a decision that alleges that Roche and Novartis colluded to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy and imposed a fine equivalent to USD 127 million on Novartis AG and Novartis Farma S.p.A. and a fine on Roche equivalent to USD 124 million. Novartis intends to appeal the ICA decision.

In April 2014, the French Competition Authority carried out an investigation on the premises of Novartis Groupe France and Roche with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated in the treatment of wet age-related macular degeneration.

Italy octreotide acetate investigation
 In January 2014, the ICA opened an investigation to assess whether Novartis Farma S.p.A. and Italfarmaco S.p.A. colluded on the supply of octreotide acetate (Sandostatin LAR and Longastatina® LAR, respectively) to prevent competition in tenders issued by the three Italian regions of Emilia Romagna, Veneto and Lombardia.

Japan investigations
 A comprehensive investigation with external specialists, which was launched by Novartis Pharma K.K. (NPKK) in April 2013 and was previously disclosed, identified that two former employees of NPKK were not appropriately identified as NPKK employees in the trial publications for five post-registration investigator initiated trials (IITs) regarding valsartan. In September 2013, the Japanese Ministry of Health, Labor and Welfare (MHLW) published a draft interim report in which it required further actions, including investigations by the government into allegations of exaggerated advertising. In January 2014, the MHLW filed a criminal complaint, and the Tokyo District Public Prosecutor Office has opened a criminal investigation. Novartis is cooperating fully with the authorities.

Also in January 2014, allegations of inappropriate involvement of NPKK representatives in a nilotinib IIT were raised in the media. In February 2014, NPKK established an External Investigation Committee (EIC) to clarify the actual involvement in the IIT as well as the root cause and provide a proposal for preventing recurrence. In late March 2014, the EIC confirmed, inter alia, inappropriate involvement by NPKK associates in a nilotinib IIT and recommended several areas for improvement to NPKK. In addition to taking remedial action, Novartis is also conducting a comprehensive review of NPKK’s conduct and business practices related to IITs in Japan. Recently, the MHLW stated it will issue new guidelines governing the conduct of IITs in Japan.

Product liability matters

 Zometa/Aredia product liability litigation
 As previously disclosed, NPC is a defendant in approximately 581 cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. From the outset of the litigation, approximately 278 cases have been dismissed on pre-trial summary judgment or other dismissal motion, of which 11 remain on appeal.

Through the end of the first quarter of 2014, judgment has been entered in favor of NPC in eight jury trials, six of which are now final, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. In the centralized proceedings juries awarded compensatory damages (averaging approximately USD 0.7 million in each case), no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. Four of the verdicts in favor of plaintiffs in the centralized litigation are not final given remaining post-trial and appeal options in each.

Further trials are scheduled in 2014. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive of results in other cases. The cases are being vigorously defended.

Other Matters

 Qui tam action
 In 2006, NPC received a subpoena seeking certain information regarding the marketing and promotion of Xolair. The investigation, which was previously disclosed, was prompted by the qui tam complaint of several relators filed in 2006 that had been kept under seal for several years. The investigation was closed in 2011, and the federal and various state governments declined to intervene and join in that action. In 2012 and in 2014, the same relators filed two similar complaints in the USDC for the District of Massachusetts, asserting various federal False Claims Act and state claims relating to certain alleged improper marketing practices involving Xolair and, as to the 2014 complaint, other NPC drugs. In January 2014, NPC and Novartis Corporation were served with the 2012 complaint, which names NPC, Novartis Corporation and Novartis AG as well as various Roche and Genentech entities as defendants. No government entity has intervened in the current actions. Novartis denies the allegations and intends to vigorously contest these actions, which are at the earliest stages.

In addition to the matters described above, there have been other developments in the other potentially significant legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent events

Major transactions with GSK and Lilly
 On April 22, 2014 Novartis entered into the following agreements with GlaxoSmithKline plc, Great Britain (GSK) and Eli Lilly and Company, USA (Lilly):

Acquisition of GSK oncology products
 Novartis has agreed to acquire GSK’s oncology products for a USD 14.5 billion payment on closing and up to a further USD 1.5 billion contingent on a development milestone. In addition, Novartis would have opt-in rights to GSK’s current and future oncology R&D pipeline under the terms of the agreement.

Divestment of Novartis Vaccines to GSK
 Novartis has agreed to divest its Vaccines business to GSK, excluding its flu business, for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion to be paid on closing and up to USD 1.8 billion in future milestone payments. Novartis has initiated a separate sale process for its flu business. 2013 net sales of Novartis’ Vaccines (including flu) were approximately USD 1.4 billion.

Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture
 Novartis and GSK have agreed to create a consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. Upon completion, Novartis will own a 36.5% share of the joint venture and will have four of eleven seats on the joint venture’s Board. Furthermore, Novartis will have customary minority rights and exit rights at a pre-defined, market-based pricing mechanism. 2013 net sales of Novartis OTC were approximately USD 2.9 billion.

All the above-mentioned transactions with GSK are inter-conditional and are subject to approval by GSK shareholders and to other closing conditions, including anti-trust approvals. The transactions are expected to close during the first half of 2015.

Divestment of Novartis Animal Health business to Lilly
 In a separate transaction, Novartis has agreed to divest its Animal Health business to Lilly for approximately USD 5.4 billion to be paid on closing. 2013 net sales of Animal Health were approximately USD 1.1 billion. The transaction is subject to closing conditions, including anti-trust approvals and is expected to close by the end of the first quarter of 2015.

Substantial exceptional gains are expected at the time when the respective transactions close.

Classification as discontinuing operations
 These transactions, combined with the divestment of the blood transfusion diagnostics unit which closed on January 9, 2014, result from the portfolio review which commenced in mid-2013. Novartis will classify its OTC, Animal Health and Vaccines divisions and the blood transfusion diagnostics unit from the beginning of 2014 as discontinuing operations commencing in the second quarter of 2014. Novartis will also restate its consolidated financial statements for 2013 and 2012 on this basis.

Settlement agreement with a licensee
 On April 17, 2014, Novartis entered into an agreement with a licensee to convert a royalty agreement into a fully paid-up license with payment expected in the second quarter of 2014. This will result in after-tax exceptional income in the second quarter of approximately USD 0.2 billion.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other income and expense items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

PRO FORMA CORE RESULTS – Reconciliation from IFRS results to core results – Group – First quarter

	Pharmaceuticals		Alcon		Sandoz		Vaccines		Consumer Health		Corporate		Total

	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Pro forma Q1 2013 USD m 1	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Q1 2013 USD m	Q1 2014 USD m	Pro forma Q1 2013 USD m 1

Operating income	2 221	2 539	380	412	282	251	680	-204	41	11	-115	-160	3 489	2 849

Amortization of intangible assets	69	69	511	480	102	101	43	41	13	14	1	1	739	706

Impairments

Intangible assets	3	1											3	1

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	11								-2	33			9	33

Other property, plant & equipment					2	-1							2	-1

Financial assets	1							2			3	4	4	6

Total impairment charges	15	1			2	-1		2	-2	33	3	4	18	39

Acquisition or divestment related items

- Income			-3				-879						-882

- Expense				53										53

Total acquisition or divestment related items, net			-3	53			-879						-882	53

Other exceptional items

Exceptional divestment gains	-13	-41											-13	-41

Restructuring items

- Income	-3												-3

- Expense	255	11	14	5	1	1			10	18			280	35

Legal-related items

- Income									-2				-2

- Expense						79								79

Additional exceptional income	-5	-6		-12								-75	-5	-93

Additional exceptional expense			23	6							13	18	36	24

Total other exceptional items	234	-36	37	-1	1	80			8	18	13	-57	293	4

Total adjustments	318	34	545	532	105	180	-836	43	19	65	17	-52	168	802

Core operating income	2 539	2 573	925	944	387	431	-156	-161	60	76	-98	-212	3 657	3 651

as % of net sales	32.5%	32.7%	35.0%	36.8%	16.7%	19.1%	-72.6%	-84.7%	5.8%	7.7%			26.1%	26.3%

Income from associated companies					-1		1				216	111	216	111

Core adjustments to income from associated companies, net of tax											77	120	77	120

Interest expense													-168	-175

Other financial income and expense[2]													-25	51

Taxes (adjusted for above items)													-545	-549

Core net income													3 212	3 209

Core net income attributable to shareholders													3 185	3 185

Core EPS (USD)													1.31	1.30

[1] 2013 pro forma figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014 which had an operating income of USD 47 million in Q1 2013 (see detailed explanation on page 52).

[2] 2013 adjusted for USD 44 million devaluation loss.

PRO FORMA CORE RESULTS – Reconciliation from IFRS results to core results – Group – First quarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	Q1 2014 Core results	Pro forma Q1 2013 Core results [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 516	721			48	10 285	10 228

Operating income	3 489	739	18	-882	293	3 657	3 651

Income before taxes	3 512	816	18	-882	293	3 757	3 758

Taxes[6]	-544					-545	-549

Net income	2 968					3 212	3 209

EPS (USD)[7]	1.21					1.31	1.30

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 723	721			48	-3 954	-3 801

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 457				6	-3 451	-3 447

Research & Development	-2 432	17	3		16	-2 396	-2 279

General & Administration	-765				17	-748	-750

Other income	1 133		-3	-882	-21	227	244

Other expense	-506	1	18		227	-260	-345

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	216	77				293	231

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 77 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes a USD 879 million pre-tax gain on the disposal of the Vaccines division blood transfusion diagnostics unit on January 9, 2014 and an Alcon partial reversal of a manufacturing plant restructuring provision.

[4] Other exceptional items: Cost of goods sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include exceptional IT-related costs; Research & Development also includes restructuring charges; Other income includes divestment related gains, a partial reversal of a legal expense provision and a reduction in restructuring charge provisions; Other expense includes restructuring provision charges and charges for transforming IT and finance processes.

[5] 2013 pro forma figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014 (see detailed explanation on page 52).
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 245 million to arrive at the core results before tax amounts to USD 1 million. The average tax rate on the adjustments is 0.4 % since the estimated full year tax charge has been applied to the pre-tax income of the quarter.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First quarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q1 2014 Core results	Q1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 443	59			33	6 535	6 529

Operating income	2 221	69	15		234	2 539	2 573

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 576	59			33	-1 484	-1 524

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 771	10	3		16	-1 742	-1 696

Other income	97				-19	78	75

Other expense	-334		12		204	-118	-74

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold principally includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development and Other expense include mostly restructuring charges; Other income includes additional gains from significant divestments recorded in prior years.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Firstquarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items [3]	Q1 2014 Core results	Q1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 370	510			11	1 891	1 899

Operating income	380	511		-3	37	925	944

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 293	510			11	-772	-688

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-597				6	-591	-576

Research & Development	-232	1				-231	-230

General & Administration	-161				17	-144	-146

Other income	13			-3		10	5

Other expense	-13				3	-10	-8

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other income reflects the partial reversal of a previously recognized restructuring provision related to the Alcon integration.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Firstquarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q1 2014 Core results	Q1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 017	102			1	1 120	1 171

Operating income	282	102	2		1	387	431

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 372	102			1	-1 269	-1 159

The following are adjustments to arrive at Core Operating Income

Other income	25		-1			24	6

Other expense	-29		3			-26	-43

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites.

PRO FORMA CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – First quarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items	Q1 2014 Core results	Pro forma Q1 2013 Core results [3]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	39	37				76	41

Operating loss	680	43		-879		-156	-161

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-240	37				-203	-178

The following are adjustments to arrive at Core Operating loss

Research & Development	-140	6				-134	-90

Other income	888			-879		9	8

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other income includes the pre-tax gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.
[3] 2013 pro forma figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014 (see detailed explanation on page 52).

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – First quarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q1 2014 Core results	Q1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	618	13			3	634	585

Operating income	41	13	-2		8	60	76

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-434	13			3	-418	-412

The following are adjustments to arrive at Core Operating Income

Other income	7		-2		-2	3	40

Other expense	-18				7	-11	-8

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other income includes a reduction of an impairment charge for property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the partial reversal of a legal expense provision.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First quarter

	Q1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q1 2014 Core results	Q1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	29					29	3

Operating income	-115	1	3		13	-98	-212

The following are adjustments to arrive at Core Operating Income

Other expense	-106	1	3		13	-89	-188

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to financial assets.
[3] Other exceptional items: Other expense includes charges for transforming IT and finance processes.

Condensed consolidated changes in net debt

First quarter

	Q1 2014 USD m	Q1 2013 USD m

Change in cash and cash equivalents	483	-846

Change in marketable securities, commodities, financial debt and financial derivatives	-5 177	-2 456

Increase in net debt	-4 694	-3 302

Net debt at January 1	-8 796	-11 607

Net debt at March 31	-13 490	-14 909

Components of net debt

	Mar 31, 2014 USD m	Mar 31, 2013 USD m

Current financial debts and derivative financial instruments	-6 009	-9 334

Non-current financial debts	-15 202	-11 610

Less liquidity:

Cash and cash equivalents	7 170	4 706

Marketable securities, commodities and derivative financial instruments	551	1 329

Net debt at March 31	-13 490	-14 909

Share information

	Mar 31, 2014	Mar 31, 2013

Number of shares outstanding	2 446 852 786	2 457 213 192

Registered share price (CHF)	75.00	67.45

ADR price (USD)	85.02	71.24

Market capitalization (USD billion)	206.8	173.9

Market capitalization (CHF billion)	183.5	165.7

Free cash flow

First quarter

	Q1 2014 USD m	Q1 2013 USD m	Change USD m

Operating income	3 489	2 896	593

Reversal of non-cash items
Depreciation, amortization and impairments	1 220	1 194	26

Change in provisions and other non-current liabilities	379	103	276

Other	-702	120	-822

Operating income adjusted for non-cash items	4 386	4 313	73

Interest and other financial receipts	579	458	121

Interest and other financial payments	-168	-167	-1

Taxes paid	-700	-497	-203

Payments out of provisions and other net cash movements in non-current liabilities	-185	-222	37

Change in inventory and trade receivables less trade payables	-1 752	-1 822	70

Change in other net current assets and other operating cash flow items	-819	-235	-584

Cash flows from operating activities	1 341	1 828	-487

Purchase of property, plant & equipment	-520	-497	-23

Purchase of intangible, financial and other non-current assets	-139	-153	14

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	83	120	-37

Free cash flow	765	1 298	-533

Free cash flow generated by the blood transfusion diagnostics unit [1]		-58	58

Pro forma free cash flow	765	1 240	-475

[1] Divested on January 9, 2014 as explained on page 52.

Supplementary tables: First quarter 2014 – Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	420	4	677	-8	1 097	-4	-4

Diovan/Co–Diovan	Primary Care	Hypertension	414	-4	389	-16	803	-13	-10

Lucentis	Ophthalmics	Age-related macular degeneration			620	6	620	4	6

Gilenya	Neuroscience	Relapsing multiple sclerosis	260	7	292	65	552	31	31

Sandostatin	Oncology	Acromegaly	162	-1	222	12	384	4	6

Exforge	Primary Care	Hypertension	95	10	268	5	363	4	6

Afinitor/Votubia	Oncology	Breast cancer	175	4	182	36	357	18	19

Tasigna	Oncology	Chronic myeloid leukemia	116	21	221	22	337	19	21

Galvus	Primary Care	Diabetes			308	20	308	15	20

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	126	13	136	-9	262	-2	0

Exjade	Oncology	Iron chelator	68	15	140	0	208	2	5

Xolair[1]	Primary Care	Asthma			173	24	173	23	24

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	14	0	154	-6	168	-8	-5

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain	1	0	147	1	148	-5	1

Myfortic	Integrated Hospital Care	Transplantation	43	-31	90	11	133	-11	-6

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	74	-33	36	9	110	-25	-24

Comtan/Stalevo	Neuroscience	Parkinson’s disease	8	-20	89	2	97	-3	0

Femara	Oncology	Breast cancer	5	0	89	0	94	-3	0

TOBI	Critical Care	Cystic fibrosis	56	4	30	7	86	4	5

Tegretol	Established medicines	Epilepsy	18	20	62	-2	80	-4	1

Top 20 products total			2 055	1	4 325	5	6 380	2	4

Rest of portfolio			353	-25	1 074	-4	1 427	-12	-10

Total Division sales			2 408	-4	5 399	3	7 807	-1	1

[1] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Pharmaceuticals net sales by business franchise – First quarter

	Q1 2014 USD m	Q1 2013 USD m	% change USD	% change cc

Primary Care
Diovan	803	918	-13	-10

Exforge	363	348	4	6

Subtotal Valsartan Group	1 166	1 266	-8	-6

Tekturna/Rasilez	54	68	-21	-19

Subtotal Hypertension	1 220	1 334	-9	-6

Onbrez Breezhaler/Arcapta Neohaler	53	43	23	25

Seebri Breezhaler	30	6	nm	nm

Ultibro Breezhaler	14	0	nm	nm

Subtotal Q Family	97	49	98	99

Galvus	308	267	15	20

Xolair[1]	173	141	23	24

Total strategic franchise products	1 798	1 791	0	3

Established medicines	310	342	-9	-7

Total Primary Care products	2 108	2 133	-1	1

Oncology
Gleevec/Glivec	1 097	1 143	-4	-4

Tasigna	337	284	19	21

Subtotal Bcr-Abl franchise	1 434	1 427	0	1

Sandostatin	384	368	4	6

Afinitor/Votubia	357	303	18	19

Exjade	208	203	2	5

Femara	94	97	-3	0

Zometa	74	242	-69	-68

Jakavi	57	35	63	60

Proleukin	13	22	-41	-42

Other	56	56	0	0

Total Oncology products	2 677	2 753	-3	-2

Specialty - Neuroscience
Gilenya	552	421	31	31

Exelon/Exelon Patch	262	266	-2	0

Comtan/Stalevo	97	100	-3	0

Extavia	45	41	10	6

Other	17	19	-11	-7

Total strategic franchise products	973	847	15	16

Established medicines	98	112	-13	-7

Total Neuroscience products	1 071	959	12	13

Specialty - Ophthalmics
Lucentis	620	596	4	6

Other	17	17	0	6

Total Opthalmics products	637	613	4	6

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	168	182	-8	-5

Myfortic	133	149	-11	-6

Zortress/Certican	75	58	29	33

Ilaris	42	24	75	76

Other	112	102	10	12

Total strategic franchise products	530	515	3	6

Everolimus stent drug	65	80	-19	-22

Established medicines	183	240	-24	-23

Total IHC products	778	835	-7	-5

Specialty - Critical Care
TOBI	86	83	4	5

Total Critical Care products	86	83	4	5

Established medicines - additional products
Voltaren (excluding other divisions)	148	155	-5	1

Ritalin/Focalin	110	146	-25	-24

Tegretol	80	83	-4	1

Trileptal	63	59	7	10

Foradil	47	56	-16	-11

Other	2	2	0	-50

Total additional products	450	501	-10	-7

Total strategic franchise products	6 701	6 602	1	3

Total established medicines and additional products	1 106	1 275	-13	-11

Total Division net sales	7 807	7 877	-1	1

[1] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Net sales by region1 (excluding divested blood transfusion diagnostics unit sales) –
First quarter

	Q1 2014	Q1 2013 [2]	% change		Q1 2014	Q1 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 845	2 753	3	1	36	35

US	2 408	2 503	-4	-4	31	32

Asia/Africa/Australasia	1 889	1 926	-2	4	24	24

Canada and Latin America	665	695	-4	10	9	9

Total	7 807	7 877	-1	1	100	100

Of which in Established Markets	5 952	6 034	-1	-1	76	77

Of which in Emerging Growth Markets	1 855	1 843	1	7	24	23

Alcon

Europe	743	692	7	6	28	27

US	1 021	1 000	2	2	39	39

Asia/Africa/Australasia	617	617	0	8	23	24

Canada and Latin America	261	257	2	15	10	10

Total	2 642	2 566	3	6	100	100

Of which in Established Markets	2 018	1 959	3	4	76	76

Of which in Emerging Growth Markets	624	607	3	10	24	24

Sandoz

Europe	1 172	1 152	2	1	51	51

US	717	696	3	3	31	31

Asia/Africa/Australasia	283	266	6	11	12	12

Canada and Latin America	146	145	1	13	6	6

Total	2 318	2 259	3	4	100	100

Of which in Established Markets	1 666	1 613	3	2	72	71

Of which in Emerging Growth Markets	652	646	1	6	28	29

Vaccines[2]

Europe	82	72	14	10	38	38

US	30	49	-39	-39	14	26

Asia/Africa/Australasia	48	43	12	13	22	23

Canada and Latin America	55	26	112	107	26	13

Total	215	190	13	12	100	100

Of which in Established Markets	122	123	-1	-2	57	65

Of which in Emerging Growth Markets	93	67	39	38	43	35

Consumer Health

Europe	529	508	4	4	51	51

US	221	196	13	12	21	20

Asia/Africa/Australasia	191	183	4	10	18	19

Canada and Latin America	99	100	-1	10	10	10

Total	1 040	987	5	8	100	100

Of which in Established Markets	689	647	6	6	66	66

Of which in Emerging Growth Markets	351	340	3	11	34	34

Group Total[2]

Europe	5 371	5 177	4	2	38	37

US	4 397	4 444	-1	-1	31	32

Asia/Africa/Australasia	3 028	3 035	0	6	22	22

Canada and Latin America	1 226	1 223	0	14	9	9

Total	14 022	13 879	1	3	100	100

Of which in Established Markets	10 447	10 376	1	1	75	75

Of which in Emerging Growth Markets	3 575	3 503	2	9	25	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 pro forma figures for the Group and Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014 (see detailed explanation on page 52).

Principal currency translation rates

First quarter

	Average rates Q1 2014 USD	Average rates Q1 2013 USD	Period-end rates Mar 31, 2014 USD	Period-end rates Mar 31, 2013 USD

1 CHF	1.120	1.075	1.127	1.049

1 EUR	1.370	1.320	1.375	1.279

1 GBP	1.655	1.551	1.664	1.515

100 JPY	0.973	1.084	0.972	1.062

Income from associated companies

	Q1 2014 USD m	Q1 2013 USD m

Share of estimated Roche reported net income	241	210

Prior-year adjustment	-56	-59

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-40	-38

Net income effect from Roche	145	113

Net income/(loss) from other associated companies	71	-2

Income from associated companies	216	111

Pro forma information

On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company, Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction was approximately USD 0.9 billion.

The attached pro forma data excludes, from January 1, 2013, the results of the blood transfusion diagnostics unit from the 2013 Novartis Group and Vaccines & Diagnostic divisional data. The divestment gain recorded in 2014 is also excluded from the 2014 core operating income. The former Vaccines & Diagnostics division is now called the Vaccines division effective from January 1, 2014.

Novartis believes that the presentation of pro forma information will assist investors in their understanding of the Novartis operating performance by setting a base for 2013 which will be comparable with the future operations of the Novartis Group. The pro forma information does not purport to present what the actual results of operations would have been had the transaction actually occurred on the date indicated.

Please visit our website for further details of the pro forma adjustments:

http://www.novartis.com/downloads/investors/financial-results/quarterly-results/pro-forma-tables-2013.pdf

The following tables reconcile published results to pro forma core results for the Group and Vaccines division:

First quarter 2013

Group pro forma core results

	Reported USD m	Divested blood transfusion diagnostics unit USD m	Reported pro forma USD m	Pro forma core adjustments USD m	Core pro forma USD m

Net sales	14 016	-137	13 879		13 879

Other revenues	190	-40	150		150

Cost of goods sold	-4 606	106	-4 500	699	-3 801

Gross profit	9 600	-71	9 529	699	10 228

Marketing & Sales	-3 457	10	-3 447		-3 447

Research & Development	-2 297	8	-2 289	10	-2 279

General & Administration	-761	5	-756	6	-750

Other income	369	-2	367	-123	244

Other expense	-558	3	-555	210	-345

Operating income	2 896	-47	2 849	802	3 651

Income from associated companies	111		111	120	231

Interest expense	-175		-175		-175

Other financial income and expense	7		7	44	51

Income before taxes	2 839	-47	2 792	966	3 758

Taxes	-417	18	-399	-150	-549

Net income	2 422	-29	2 393	816	3 209

Attributable to:
Shareholders of Novartis AG	2 398	-29	2 369	816	3 185

Non-controlling interests	24		24		24

Average number of shares outstanding – Basic (million)	2 441		2 441		2 441

Basic earnings per share (USD)[1]	0.98	-0.01	0.97	0.33	1.30

Free cash flow	1 298	-58	1 240

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Vaccines pro forma core results

	Reported USD m	Divested blood transfusion diagnostics unit USD m	Reported pro forma USD m	Pro forma core adjustments USD m	Core pro forma USD m

Net sales to third parties	327	-137	190		190

Sales to other segments	10	-2	8		8

Net sales of Vaccines	337	-139	198		198

Other revenues	61	-40	21		21

Cost of goods sold	-321	108	-213	35	-178

Gross profit	77	-71	6	35	41

Marketing & Sales	-76	10	-66		-66

Research & Development	-104	8	-96	6	-90

General & Administration	-35	5	-30		-30

Other income	10	-2	8		8

Other expense	-29	3	-26	2	-24

Operating income	-157	-47	-204	43	-161

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “prospects,” “momentum,” “pipeline,” “outlook,” “inter-conditional,” “would,” “subject to,” “strategy,” “expect,” “ongoing,” “to grow,” “to work,” “recommendations,” “recommended,” “breakthrough therapy,” “expected,” “will,” “priority,” “could,” “planned,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit rating; or regarding the potential completion of the announced transactions with GSK and Eli Lilly, regarding potential future transactions regarding the Novartis flu vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Nor can there be any guarantee that Novartis will enter into an agreement to divest its flu vaccines franchise in the future, or at any particular time.  Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; the potential that the strategic benefits, synergies or opportunities expected from the divestment of our former blood transfusion diagnostics unit may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Stelara® and Enbrel® are registered trademarks of their respective owners.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 135,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
June 17-18, 2014                                Meet Novartis Management event in Switzerland
July 17, 2014                                      Second quarter results 2014
October 28, 2014                               Third quarter results 2014